Filed Pursuant to General
                                                  Instruction II.L of Form F-10;
                                                             File No. 333-115330


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 17, 2004)


                         PRECISION DRILLING CORPORATION
                                 US$199,200,000
                                  COMMON SHARES

                            (PRECISION DRILLING LOGO)

    Precision Drilling Corporation is offering 4,000,000 common shares. Our common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "PD" and "PD.U" and on the New York Stock Exchange (the "NYSE") under the symbol "PDS". On July 19, 2004, the closing price of our common shares on the TSX was $66.61 and on the NYSE was US$50.89.

    INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS AND PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.

    WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    OWNING THE SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

    YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE AMALGAMATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

    NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            Underwriting       Net Proceeds to
                     Price to Public(1)      Commission       the Corporation(2)
                     ------------------      ----------       ------------------
Per common share....   US$49.80                US$1.992         US$47.808
Total...............   US$199,200,000          US$7,968,000     US$191,232,000

Notes:

(1) The common shares are being offered in U.S. and Canadian dollars, based on the prevailing U.S.-Canadian exchange rate as of the date of this prospectus supplement. The Price to Public, Underwriting Commission and Net Proceeds to the Corporation are shown in U.S. dollars and will be the Canadian dollar equivalents of such amounts converted at the prevailing U.S.-Canadian dollar exchange rate as of the date of this prospectus supplement. The Canadian dollar equivalent of the Price to Public is $65.25 per common share.

(2) Before deducting expenses of this offering estimated at US$330,000, which, together with the underwriting commission, will be paid from our general funds.

(3) We have granted an over-allotment option to the underwriters, exercisable for up to 30 days after the date of the closing of this offering, to purchase on a PRO RATA basis up to an additional 400,000 common shares at the price to the public in U.S. or Canadian dollars less the underwriting commission. If the over-allotment option granted to the underwriters is exercised in full, the total Price to Public, Underwriting Commission and Net Proceeds to the Corporation will be US$219,120,000, US$8,764,800 and US$210,355,200, respectively.

    The common shares will be ready for delivery on or about July 26, 2004.

    TD Securities Inc. and RBC Dominion Securities Inc. are affiliates of lenders to us under credit facilities. As a result, we may be considered to be a "connected" issuer of these underwriters. See "Underwriting".

                           JOINT BOOK-RUNNING MANAGERS
                                ________________

TD SECURITIES                                              RBC CAPITAL MARKETS
UBS
                                  RAYMOND JAMES
                                                       FIRSTENERGY CAPITAL CORP.
DUNDEE SECURITIES CORPORATION   GMP SECURITIES LTD.  JEFFERIES & COMPANY, INC.
                 SANDERS MORRIS HARRIS      TRISTONE CAPITAL INC.

July 20, 2004

                      IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying base shelf prospectus dated May 17, 2004, gives more general information, some of which may not apply to the common shares we are offering. The accompanying base shelf prospectus is referred to as the "prospectus" in this document.

    IF THE DESCRIPTION OF THE COMMON SHARES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES OF CANADA AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF ITS RESPECTIVE DATE ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

    In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our audited consolidated financial statements for the year ended December 31, 2003, incorporated by reference in the prospectus, as well as to the U.S. GAAP reconciliation of our unaudited comparative financial statements for the three months ended March 31, 2004, which is included as an Exhibit to the registration statement of which the prospectus forms a part. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "Precision", "we", "us" and "our" mean Precision Drilling Corporation and its consolidated subsidiaries and partnerships.

    This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the common shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus.

    The information concerning the land drilling business assets we acquired from GlobalSantaFe Corporation ("GSF") and the information concerning Reeves Oilfield Services Ltd. ("Reeves") contained herein has been derived from information provided by GSF and Reeves or the public disclosure filings of GSF and Reeves. We have no reason, based on our investigations, to question the material accuracy of this information or to believe that there are material omissions therefrom. However, neither we nor the underwriters assume any responsibility for the accuracy or completeness of this information.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE COMMON SHARES OFFERED HEREBY SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


EXCHANGE RATE DATA.....................................................     S-4
FORWARD-LOOKING STATEMENTS.............................................     S-4
RISK FACTORS...........................................................     S-6
PRECISION DRILLING CORPORATION.........................................     S-7
RECENT DEVELOPMENTS....................................................     S-9
DIVIDEND POLICY........................................................     S-11
USE OF PROCEEDS........................................................     S-12
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION..............     S-13
CONSOLIDATED CAPITALIZATION............................................     S-16
DESCRIPTION OF SHARE CAPITAL...........................................     S-17
CERTAIN INCOME TAX CONSIDERATIONS......................................     S-18
UNDERWRITING...........................................................     S-23
LEGAL MATTERS..........................................................     S-25
EXPERTS................................................................     S-25
REGISTRAR AND TRANSFER AGENT...........................................     S-25

                                   PROSPECTUS


ABOUT THIS PROSPECTUS..................................................      2
WHERE YOU CAN FIND MORE INFORMATION....................................      2
FORWARD-LOOKING STATEMENTS.............................................      5
RISK FACTORS...........................................................      6
PRECISION DRILLING CORPORATION.........................................      9
USE OF PROCEEDS........................................................      9
INTEREST COVERAGE......................................................      9
DESCRIPTION OF DEBT SECURITIES.........................................     10
DESCRIPTION OF SHARE CAPITAL...........................................     22
PLAN OF DISTRIBUTION...................................................     22
CERTAIN INCOME TAX CONSIDERATIONS......................................     23
LEGAL MATTERS..........................................................     23
EXPERTS................................................................     24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT..................     24
CONSENT OF KPMG LLP....................................................     25

                               EXCHANGE RATE DATA

    We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified or the context otherwise requires, all dollar amounts are expressed herein in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

    The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York. On July 20, 2004, the inverse of the noon buying rate was US$0.7634 equals $1.00.

                                                                 THREE MONTHS
                               YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                            -----------------------------     ------------------
                             2001        2002       2003       2003        2004
                             ----        ----       ----       ----        ----
High......................  0.6697      0.6619     0.7738     0.6822      0.7880
Low.......................  0.6241      0.6200     0.6349     0.6349      0.7418
Average(1)................  0.6457      0.6369     0.7136     0.6623      0.7585
____________

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

                           FORWARD-LOOKING STATEMENTS

    Certain statements included in this prospectus supplement, the prospectus and the documents incorporated by reference therein constitute forward looking statements within the meaning of the United States PRIVATE SECURITIES LITIGATION REFORM ACT of 1995 relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward looking statements typically contain statements with words such as "could", "should", "expect", "estimate", "likely", "believe", "will" and similar expressions, including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of our business and operations, including our marketshare and position in the domestic and international drilling markets; and beliefs, plans, objectives, assumptions or statements about future events or performance.

    You are cautioned not to place undue reliance on forward looking statements. By their nature, forward looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

    o general economic, business and market conditions including stock market volatility;

    o   volatility of crude oil, natural gas and natural gas liquids prices;

    o   fluctuations in currency and interest rates;

    o   competition;

    o risks inherent in foreign operations, including political and economic risk;

    o   risks of war, hostilities, civil insurrection and terrorist threats;

    o fluctuations in the level of oil and gas exploration and development activities;

    o fluctuations in the demand for well servicing, contract drilling, directional drilling, well logging and ancillary oilfield services;

    o   technological changes and developments in the oil and gas industry;

    o   the ability of oil and gas companies to raise capital;

    o the effects of severe and seasonal weather conditions on operations and facilities;

    o the existence of operating risks inherent in well servicing, contract drilling, directional drilling, well logging and ancillary oilfield services;

    o political circumstances impeding the progress of work in any of the countries in which we do business;

    o identifying and acquiring suitable acquisition targets on reasonable terms;

    o changes in laws or regulations, including taxation, environmental and currency regulations;

    o our ability to integrate and manage acquired businesses, including Reeves and the land drilling business assets of GlobalSantaFe;

    o   the lack of availability of qualified personnel or management;

    o the availability of supplies and the reliability of components used in our manufacturing processes;

    o our ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

    o   our ability to make capital investments and the amounts thereof; and

    o risks associated with existing and potential future lawsuits and regulatory actions against us.

    We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. We do not undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING THE COMMON SHARES. IF ANY EVENT ARISING FROM THESE RISKS OCCURS, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION, RESULTS OF OPERATION OR CASH FLOWS COULD BE MATERIALLY ADVERSELY AFFECTED. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM TO BE IMMATERIAL MAY ALSO MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS. CERTAIN STATEMENTS UNDER THIS CAPTION CONSTITUTE FORWARD LOOKING STATEMENTS. SEE "FORWARD-LOOKING STATEMENTS".

VOLATILITY OF COMMON SHARE PRICE

    The market price of the common shares has in the past been, and may in the future continue to be, volatile. The Offering Price of the common shares has been determined by negotiations among us and the representatives of the underwriters, with reference to sales prices of the common shares on the TSX and the NYSE, and may not be indicative of the market price of the common shares after the Offering. The market price of the common shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of our business strategy, general trends in the oilfield and industrial service industries, competition and changes in Canadian, provincial, U.S. and state laws and regulations affecting us or the oilfield and industrial services industries and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These fluctuations may adversely affect the market price of the common shares.

ABSENCE OF DIVIDENDS

    We have not paid any cash dividends on our common shares since 1987 and we do not anticipate that cash dividends will be paid in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of our business. The declaration and payment in the future of any cash dividends will be at the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors. We cannot assure you that we will in the future pay any dividends or with respect to the amount of any such dividends.

DILUTION

    We may sell additional common shares in subsequent offerings. We may also issue additional common shares to finance future acquisitions. We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales or issuance of substantial amounts of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of common shares, you will suffer dilution to your voting power and may experience dilution in our earnings per share. In addition, at March 31, 2004, we had outstanding options to directors, officers and employees to purchase an aggregate of 2,546,603 common shares at prices ranging from $16.30 to $65.90. We have agreed with the representatives of the underwriters, subject to certain exceptions, not to issue any common shares, or securities convertible into or exercisable or exchangeable into common shares, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of the representatives of the underwriters. See "Underwriting".

                         PRECISION DRILLING CORPORATION

    We provide oilfield and industrial services to customers in Canada, the United States and other international regions. Our principal business is the provision of land drilling services to oil and gas exploration and production companies. We are the leading provider in Canada of land drilling services based on the number of wells and metres drilled. Additionally, we provide the following: well service rigs and hydraulic well assist snubbing units; procurement and distribution of oilfield supplies; camp and catering services; manufacture, sale and repair of drilling equipment; open hole logging, cased hole logging and completion services, slickline services, directional drilling services; measurement-while-drilling ("MWD") and logging-while-drilling services ("LWD"); the manufacture, rental and sale of polycrystalline diamond compact drill bits; controlled pressure drilling services and well testing; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and we also provide industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers.

    We have grown primarily through a series of acquisitions of related businesses as well as reinvestment in our core business to become the largest Canadian integrated oilfield service contractor. We have reinvested cash flow from operations to grow our service and product offerings. In 2003, we derived 70% of our revenue from the Canadian market.

    Our operations are managed in three segments consisting of:

    o Contract Drilling which includes drilling rigs, service rigs, hydraulic well assist snubbing units, camp and catering services, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment;

    o Technology Services which includes wireline logging services, slickline services, directional drilling, MWD and LWD services, controlled pressure drilling, well testing, and the design and manufacture of polycrystalline diamond compact ("PDC") drill bits; and

    o Rental and Production which includes oilfield equipment rental services and industrial maintenance.

    Our revenue by industry and geographic segments are illustrated in the following tables.

                                           YEARS ENDED DECEMBER 31, (000s)
                                    --------------------------------------------
                                         2001            2002           2003
                                         ----            ----           ----
Contract Drilling................   $   1,004,265   $     770,147  $     992,824
Technology Services..............         614,152         603,088        714,385
Rental and Production............         194,567         192,840        210,724
Corporate and other..............           2,224           1,431             --
                                    -------------   -------------  -------------
Total Revenue....................   $   1,815,208   $   1,567,506  $   1,917,933
                                    =============   =============  =============

                                           YEARS ENDED DECEMBER 31, (000s)
                                    --------------------------------------------
                                         2001            2002           2003
                                         ----            ----           ----
Canada...........................   $   1,320,989   $   1,022,489  $   1,349,565
International....................         494,219         545,017        568,368
                                    -------------   -------------  -------------
Total............................   $   1,815,208   $   1,567,506  $   1,917,933
                                    =============   =============  =============

CONTRACT DRILLING

    Contract Drilling consists of three main categories of operations; Canadian Contract Drilling, which includes contract drilling support, International Drilling and Canadian Well Servicing.

    Revenue generated by these operations is as follows:

                                                        YEARS ENDED DECEMBER 31, (000s)
                                      -----------------------------------------------------------------
                                               2001                   2002                  2003
                                               ----                   ----                  ----
                                          REVENUE        %       REVENUE       %       REVENUE       %
                                      -------------    ----   -----------    ----   -----------    ----
Canadian Contract Drilling..........  $     661,659     66%   $   474,051     61%   $   654,572     66%
International Drilling..............        113,404     11%       105,108     14%       114,131     11%
Canadian Well Servicing.............        229,202     23%       190,988     25%       224,121     23%
                                      -------------    ----   -----------    ----   -----------    ----
                                      $   1,004,265    100%   $   770,147    100%   $   992,824    100%
                                      =============    ====   ===========    ====   ===========    ====

CANADIAN CONTRACT DRILLING

    We own and operate the largest fleet of land drilling rigs in Canada with 225 actively marketed rigs (41 of which are electrically powered) located throughout the Western Canada Sedimentary Basin, accounting for approximately 33% of the actively marketed land drilling rigs in Canada. During 2003, we achieved a utilization rate of 52.0% for our drilling rigs compared to the average industry utilization rate in Canada of 53.1%. We drilled 8,451 exploration and development wells, accounting for 40.8% of industry wells in western Canada.

INTERNATIONAL DRILLING

    Our international drilling operations which are carried out through various international subsidiaries, are focused on expansion into countries where drilling opportunities fit our niche capabilities, and where we can attain a strategic position in the near to medium term. In 2003, we operated 19 rigs in Mexico, South America, the Middle East and the Asia/Pacific region.

CANADIAN WELL SERVICING

    We have 239 well service rigs, the largest well service fleet in Canada. Our diverse workover rig fleet is capable of performing service and completion jobs in any depth range, including heavy oil wells as well as horizontal re-entry drilling. Our service rigs are used for (i) completion services to prepare a newly drilled well for production; (ii) workovers to, among other things, restore or enhance production from a well, subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, in the wellbore; and (iii) well maintenance services to ensure continuous and efficient operation of producing wells.

TECHNOLOGY SERVICES

    Technology Services carries on business through three main business lines: wireline, directional drilling and separation services. Wireline includes cased hole, open hole and slickline services. Directional drilling includes MWD, LWD, directional drilling and rotary steerable services. Separation services include well testing and controlled pressure drilling (which includes underbalanced drilling services).

    Revenue generated by Technology Services operations is as follows:

                                                        YEARS ENDED DECEMBER 31, (000s)
                                      ---------------------------------------------------------------
                                             2001                  2002                 2003
                                             ----                  ----                 ----
                                        REVENUE        %       REVENUE       %       REVENUE       %
                                      -----------    ----   -----------    ----   -----------    ----
Wireline..........................    $   308,569     50%   $   227,497     38%   $   298,568     42%
Directional Drilling..............        175,614     29%       178,675     29%       223,442     31%
Separation Services...............         85,530     14%       100,670     17%        95,426     13%
Other.............................         44,439      7%        96,246     16%        96,949     14%
                                      -----------    ----   -----------    ----   -----------    ----
                                      $   614,152    100%   $   603,088    100%   $   714,385    100%
                                      ===========    ====   ===========    ====   ===========    ====

WIRELINE

    Our wireline services are offered from numerous locations throughout the world. The provision of wireline services is divided into open hole services, cased hole services and slickline services. At our Fort Worth, Texas facility we design, assemble and service open hole and cased hole logging tools and surface equipment. We provide wireline and slickline services with 39 open hole units, 175 cased hole units, 10 combination open/cased hole units, 14 slickline and six combination slickline/cased hole units deployed from our service centres in Canada, the United States, Mexico and other international regions.

DIRECTIONAL DRILLING

    We supply specialized equipment including MWD, LWD, rotary steerable systems and drilling motors along with experienced personnel for directional and horizontal drilling operations. Those services are available for directional control, slant well drilling, single and multi-lateral horizontal wells and other directional applications. Our directional drilling equipment is engineered and assembled in Edmonton, Alberta and our MWD and LWD tools are manufactured and assembled in Houston, Texas.

SEPARATION SERVICES

    We provide separation services, well testing and controlled pressure drilling services to oil and gas producers. Our controlled pressure drilling services are provided from facilities in Canada, the United States, Mexico, South America, Europe/Africa, the Middle East and Asia/Pacific. We also sell and rent drill bits into the Canadian market and selected international markets.

RENTAL AND PRODUCTION

    Revenue generated by Rental and Production operations is as follows:

                                              YEARS ENDED DECEMBER 31, (000s)
                                          --------------------------------------
                                              2001         2002          2003
                                              ----         ----          ----
Rental Services........................   $    42,290  $    24,469   $    36,478
Production Services....................       152,277      168,371       174,246
                                          -----------  -----------   -----------
                                          $   194,567  $   192,840   $   210,724
                                          ===========  ===========   ===========

RENTAL SERVICES

    Our rental services component of the Rental and Production segment provides a wide array of rental products and services, including surface, drilling, completion and production equipment; tubular and well control equipment; and field and well site accommodations. We maintain an inventory of rental equipment including storage tanks, high and low pressure oil and gas separators, sump and shale tanks and related equipment. Our field and well site accommodation business consists of a fleet of approximately 281 fully equipped and furnished units. Our tubular and well control business consists of the rental of specialized drilling equipment (approximately 10,000 joints of specialty drill pipe and collars and 4,000 handling tools, valves, kellys and floats) to hydrocarbon producers and service and drilling rig contractors engaged in the Canadian oil and gas industry.

PRODUCTION SERVICES

    The production services component of this segment provides industrial cleaning, catalyst handling and mechanical services, usually carried out in large plants such as refineries, gas plants, petro-chemical facilities and the pulp and paper industry. We operate a modern fleet of equipment that includes portable dredges, dewatering centrifuges and oil-skimming equipment capable of assisting companies in dealing with a variety of water-related maintenance services.

                               RECENT DEVELOPMENTS

AGREEMENT TO PURCHASE THE LAND DRILLING BUSINESS OF GLOBALSANTAFE CORPORATION

    We entered into an agreement (the "GSF Purchase Agreement") dated April 1, 2004, with GlobalSantaFe Corporation ("GSF") and certain of its subsidiaries (the "GSF Group") whereby the GSF Group agreed to sell all of its land drilling business assets to us for US$316.5 million. We closed this transaction on May 21, 2004.

    The GSF land drilling business was carried out by the GSF Group in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela and consists of 31 drilling rigs and associated inventory and equipment. Most of the 31 drilling rigs are greater than 1,500 horsepower rigs. The location of the drilling rigs is as follows: 12 rigs in Kuwait; 4 rigs in Saudi Arabia; 4 rigs in Egypt; 3 rigs in Oman; and 8 rigs in Venezuela. For the 12 month period ended December 31, 2003, the GSF land drilling business assets that we acquired generated revenue of approximately US$93.6 million.

    In addition to the 31 drilling rigs and associated inventory and equipment, we also acquired the infrastructure necessary to continue carrying on GSF's land drilling business, including retaining most of the employees in the GSF land drilling business, and taking over available drilling contracts and leased premises pertaining to the GSF land drilling business. We also entered into a transition services agreement whereby GSF provides transitional services to us to facilitate a smooth transition following our acquisition of GSF's land drilling business.

    The following is a summary of the acquired GSF land drilling business in each of the countries where it operated:

KUWAIT

    GSF drilled for the state owned Kuwait Oil Company with three 3,000 horsepower rigs working in Kuwait. These rigs are high horsepower rigs which are suited for deep drilling. GSF also had four 1,500 horsepower rigs, two 1,250 horsepower rigs and three 750 horsepower rigs in Kuwait.

SAUDI ARABIA

    GSF had three 3,000 horsepower rigs and one 1,700 horsepower rig in Saudi Arabia. Saudi Aramco is the primary customer of GSF in Saudi Arabia.

OMAN

    GSF had two 1,000 horsepower rigs and one 750 horsepower rig in Oman. As Oman oil reserves are shallower than other countries in the region, these smaller rigs are more suitable for the exploration and development drilling which is carried out in Oman. The two 1,000 horsepower rigs are currently under long term contracts which are in place until October 2007.

EGYPT

    GSF had three 2,000 horsepower rigs and one workover rig in Egypt. Although oil production has declined in Egypt since 1996, natural gas production is growing in importance and there are two liquid natural gas facilities under construction.

VENEZUELA

    GSF had two 3,000 horsepower rigs and six 2,000 horsepower rigs in Venezuela. Although Venezuela has extensive oil and gas reserves, Venezuela's exploration efforts have been substantially hindered by political unrest for the last two years and, as a result, GSF's eight drilling rigs in Venezuela had been, for the most part, idle over the last two year period prior to our acquisition. Although political uncertainty continues in Venezuela, there have been recent signs of increasing oil and gas drilling activity. At this time, we have four rigs of our own in Venezuela, all of which are under 1,000 horsepower. With the acquisition of the additional eight large horsepower rigs of GSF, we have a good mix of large and smaller horsepower rigs in Venezuela which should put us in a favourable position when oil and gas activity increases in Venezuela.

ACQUISITION OF REEVES OILFIELD SERVICES LTD.

    On May 8, 2004, we entered into an agreement with 3i Group PLC and certain other shareholders of Reeves Oilfield Services Ltd. ("Reeves"), a United Kingdom registered company, to make an offer to purchase all of the issued and outstanding shares (the "Reeves Shares") of Reeves (the "Reeves Takeover Offer"). Certain managers of

Reeves and 3i Group PLC, together holding 73.6% of the Reeves Shares, agreed to tender their Reeves Shares pursuant to the Reeves Takeover Offer.

    One of the conditions of the Reeves Takeover Offer was that at least 90% of the Reeves Shares be tendered on or before June 10, 2004 or such later date as was agreed between the parties (the "Reeves Condition"). The Reeves Condition was met and as of July 20, 2004, a total of 99.999% of the Reeves Shares were tendered and paid for. Upon completion of the purchase of 100% of the Reeves Shares, the total purchase price will amount to (pound)92.4 million (US$164.9 million based on an exchange rate of US$1.00: (pound)0.5605). In acquiring the Reeves Shares, we assumed a positive consolidated net cash position of approximately (pound)4.0 million taking into account outstanding operating bank loans.

    For the 12 month period ended March 31, 2004, Reeves generated revenue of US$73.7 million (based on an average exchange rate of US$1.00: (pound)0.5848), US$23.0 million of which was generated from Reeves' Canadian operations.

THE REEVES BUSINESS

    Reeves is an international provider of open hole and cased hole logging services to the oil and gas industry. The headquarters of Reeves is in East Leake, Leicestershire, England and Reeves carries out field operations through five principal operating companies in the following geographic areas:

    o the western region of the United States (including Alaska and California) through Reeves Wireline Services Inc.;

    o the Appalachian region of the United States, through Allegheny Wireline Services Inc.;

    o   western Canada, through Reeves Wireline Services (Canada) Ltd.;

    o Australia, through Reeves Wireline Services (Australia) Pty Ltd. and Reeves Wireline Services (New Zealand) Ltd.; and

    o Europe, the Middle East and Africa through various branches of Reeves Wireline Services Ltd. (a United Kingdom company).

    All of these operating companies (the "Reeves Operating Companies") are directly or indirectly owned 100% by Reeves, with the exception of Allegheny Wireline Services Inc., which is 56.5% owned by Reeves.

    Another wholly owned Reeves subsidiary, Reeves Wireline Technologies Limited (referred to herein as "RWTL"), a United Kingdom corporation, is responsible for design and manufacture of the logging equipment used by Reeves and the Reeves Operating Companies. RWTL provides a smaller diameter, lighter weight, shorter length suite of logging tools, compared to most competitors' conventional logging tools. The compact tool system can utilize smaller winches, smaller trucks and require fewer personnel to operate.

                                 DIVIDEND POLICY

    We have not paid any cash dividends on our common shares since 1987 and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain earnings to finance the growth and development of our business. Our dividend policy will, however, be reviewed from time to time in the context of our earnings, financial condition, investment opportunities and other relevant factors.

                                 USE OF PROCEEDS

    The net proceeds to us from this offering will be approximately US$190,902,000, after deducting the underwriting commission and the estimated expenses payable by us of approximately US$330,000. If the underwriters' over-allotment option is exercised in full the net proceeds to us will be approximately US$210,025,200. We will use the net proceeds primarily to repay indebtedness, including all of the currently outstanding indebtedness incurred to finance the acquisitions of the land drilling business assets of GlobalSantaFe Corporation and all of the outstanding shares of Reeves Oilfield Services Ltd. See "Recent Developments". We will use any remaining net proceeds for general corporate purposes.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

    The following table sets forth our selected consolidated financial information for the years ended December 31, 2001, 2002 and 2003 derived from our audited consolidated financial statements which have been audited by KPMG LLP and our unaudited consolidated financial statements for the three months ended March 31, 2003 and 2004, which have been incorporated by reference into the prospectus supplement. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our consolidated financial statements for the year ended December 31, 2003, incorporated by reference into the prospectus, as well as to the U.S. GAAP reconciliation for our unaudited comparative financial statements for the three months ended March 31, 2004 which is included as an exhibit to the registration statement of which the prospectus forms a part. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes and management's discussion and analysis for the year ended December 31, 2003 and our unaudited consolidated interim financial statements and management's discussion and analysis for the three months ended March 31, 2004, which are incorporated by reference in the prospectus. Historical results are not necessarily indicative of the results that may be expected for any future periods.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                           THREE MONTHS
                                                          ENDED MARCH 31,              YEAR ENDED DECEMBER 31,
                                                       --------------------   ---------------------------------------
(MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)           2003        2004         2001          2002          2003
----------------------------------------------           ----        ----         ----          ----          ----
                                                             (UNAUDITED)
INCOME STATEMENT:
  Revenue
     Contract Drilling............................     $  335.3    $  387.3   $   1,004.2   $     770.1   $     992.8
     Technology Services..........................        203.0       227.2         614.2         603.2         714.4
     Rental and Production........................         49.7        50.7         194.6         192.8         210.7
     Corporate and Other..........................           --          --           2.2           1.4            --
                                                       --------    --------   -----------   -----------   -----------
                                                          588.0       665.2       1,815.2       1,567.5       1,917.9
                                                       --------    --------   -----------   -----------   -----------
  Expenses
     Operating....................................        376.0       387.9       1,138.2       1,094.7       1,273.5
     General and administrative...................         35.2        42.8         143.5         144.5         136.7
     Depreciation and amortization................         48.9        49.7         139.3         133.4         170.8
     Research and engineering.....................          8.9        11.3          31.7          34.9          42.4
     Foreign exchange.............................          0.1         0.3           0.7           4.4          (2.6)
                                                       --------    --------   -----------   -----------   -----------
                                                          469.1       492.0       1,453.4       1,411.9       1,620.8
                                                       --------    --------   -----------   -----------   -----------
  Operating earnings..............................        118.9       173.2         361.8         155.6         297.1
  Net interest expense............................          9.3         8.2          43.1          35.1          35.1
  Dividend income.................................           --          --          (1.1)           --            --
  Gain on disposal of investments.................           --          --          (1.8)         (0.9)         (3.4)
  Income taxes....................................         35.2        56.7         114.5          30.7          72.5
                                                       --------    --------   -----------   -----------   -----------
  Earnings from continuing operations before
     non-controlling interest and goodwill
     amortization.................................         74.4       108.3         207.2          90.7         192.9
  Non-controlling interest........................          0.3         0.9           0.9           1.2           1.8
                                                       --------    --------   -----------   -----------   -----------
  Earnings from continuing operations before
     goodwill amortization........................         74.1       107.4         206.3          89.5         191.1
  Goodwill amortization, net of tax...............           --          --          30.6            --            --
                                                       --------    --------   -----------   -----------   -----------
  Earnings from continuing operations.............         74.1       107.4         175.7          89.5         191.1
  Discontinued operations, net of tax.............          9.0        (6.9)         10.8           1.8          (2.4)
                                                       --------    --------   -----------   -----------   -----------
  Net Earnings....................................     $   83.1    $  100.5   $     186.5   $      91.3   $     188.7
                                                       ========    ========   ===========   ===========   ===========
  EPS from continuing operations
     Basic........................................     $   1.37    $   1.94   $     3.31    $     1.67    $     3.51
     Diluted......................................     $   1.34    $   1.91   $     3.23    $     1.63    $     3.46
CASH FLOW STATEMENT:
  Cash flow from operations.......................     $  (19.8)   $   74.0   $     432.2   $     199.2   $     258.4
  Net capital expenditures(1).....................     $   72.5    $   49.0   $     340.7   $     239.5   $     290.5
OTHER FINANCIAL DATA:
  EBITDA(2).......................................     $  167.8    $  222.9   $     501.1   $     289.0   $     467.9

                                                                                       AS AT
                                                                                     MARCH 31,    AS AT DECEMBER 31,
                                                                                    -----------   ------------------
                                                                                       2004        2002        2003
                                                                                       ----        ----        ----
                                                                                    (UNAUDITED)
BALANCE SHEET ITEMS:
  Cash.........................................................................          20.2        17.3        21.4
  Total assets.................................................................       3,020.3     2,760.0     2,908.4
  Bank indebtedness............................................................          79.1        95.3       147.9
  Long-term debt...............................................................         404.6       542.0       416.6
  Non-controlling interest.....................................................           4.6         2.0         3.8
  Shareholders' equity.........................................................       1,878.4     1,533.0     1,745.3

____________

(1) Excludes business acquisitions, but includes proceeds from the sale of property, plant and equipment.

(2) EBITDA represents net earnings from operations, before depreciation and amortization, net interest expense, dividend income, gain on disposal of investments, income taxes, non-controlling interest, goodwill amortization, net of tax, and discontinued operations, net of tax. EBITDA is presented because we believe it is a useful measure of our operating performance. However, EBITDA is not a measure of operating performance or liquidity under Canadian GAAP or U.S. GAAP and should not be considered as an alternative to net cash flow from operations as a measure of our liquidity or as alternative to net earnings as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP or U.S. GAAP. EBITDA, as we use the term herein, may not be comparable to EBITDA as reported by other companies. A reconciliation of EBITDA to operating earnings is set forth below. The numerical information required to reconcile operating earnings to net earnings is set forth as part of the selected income statements above.

                                                                THREE MONTHS
                                                               ENDED MARCH 31,         YEAR ENDED DECEMBER 31,
                                                            --------------------   -------------------------------
                                                              2003        2004       2001        2002       2003
                                                              ----        ----       ----        ----       ----
                                                                 (UNAUDITED)
     EBITDA.............................................    $  167.8    $  222.9   $  501.1    $  289.0      467.9
     Subtract:
     Depreciation and amortization......................    $   48.9    $   49.7   $  139.3    $  133.4   $  170.8
                                                            --------    --------   --------    --------   --------
     Operating earnings.................................    $  118.9    $  173.2   $  361.8    $  155.6   $  297.1
                                                            ========    ========   ========    ========   ========

SELECTED OPERATING INFORMATION

    The following table sets forth certain operating information for our Canadian drilling operations for the three months ended March 31, 2003 and 2004.

                                                                   THREE MONTHS ENDED MARCH 31,
                                      -------------------------------------------------------------------------------
                                                       2003                                     2004
                                      -------------------------------------    --------------------------------------
                                                                    MARKET                                    MARKET
                                      PRECISION    INDUSTRY(1)      SHARE %    PRECISION     INDUSTRY(1)      SHARE %
                                      ---------    -----------      -------    ---------     -----------      -------
Number of drilling rigs.........          225            648          34.7         226             679          33.3
Number of operating days (spud
to release).....................       14,641         42,024          34.8      14,768          45,189          32.7
Wells drilled...................        2,281          5,383          42.4       2,283           6,159          37.1
Average days per well...........          6.4            7.8                       6.5             7.3
Metres drilled (000s)...........        2,391          5,950          40.2       2,571           7,087          36.3
Average metres per day..........          163            142                       174             157
Average metres per well.........        1,048          1,105                     1,126           1,151
Rig utilization rate (%)........         72.3           72.1                      71.9            73.2

____________

(1) Excludes non-Canadian Association of Oil Well Drilling Contractors rigs.

                           CONSOLIDATED CAPITALIZATION

    The following table summarizes our consolidated capitalization as at March 31, 2004: (i) on an actual basis; (ii) on a proforma basis to give effect to the indebtedness incurred to finance the acquisitions of the land drilling business assets of GSF and all of the outstanding shares of Reeves as well as the issuance of our 5.625% notes due 2014 and the use of the net proceeds of such issuance; and (iii) on a proforma as adjusted basis to give effect to the incurrence of the indebtedness described in (ii) as well as the issuance of the common shares in this offering (assuming no exercise of the over-allotment option by the underwriters) and the application of the net proceeds of this offering as described under "Use of Proceeds". You should read this table together with our unaudited comparative consolidated financial statements for the three month period ended March 31, 2004 which are incorporated by reference in the prospectus.

                                                                                  MARCH 31, 2004
                                                             -------------------------------------------------------
                                                                                                        PROFORMA
                                                                    ACTUAL            PROFORMA         AS ADJUSTED
                                                             -----------------   -----------------  ----------------
                                                                (UNAUDITED)         (UNAUDITED)       (UNAUDITED)
                                                                (TABULAR AMOUNTS IN 000s EXCEPT NUMBER OF SHARES)
Operating Bank Loans(1)(4).................................  $          79,077   $         322,268  $         72,148
Long-term Debt
  6.85% Series 1 debentures maturing June 26, 2007.........            200,000             200,000           200,000
  7.65% Series 2 debentures maturing October 27, 2010......            150,000             150,000           150,000
  5.625% Notes maturing June 1, 2014(2)....................                                412,890           412,890
  EDC term facility maturing September 15, 2005............             26,400              26,400            26,400
  EDC extendable facility maturing October 24, 2004........             27,922              27,922            27,922
  Capital lease obligations................................                268                 268               268
                                                             -----------------   -----------------  ----------------
Total Long-Term Debt.......................................  $         404,590   $         817,480  $        817,480
                                                             -----------------   -----------------  ----------------
Total Debt.................................................  $         483,667   $       1,139,748  $        889,628
                                                             -----------------   -----------------  ----------------
Shareholders' Equity(3)....................................
  Contributed Surplus......................................  $          15,766   $          15,766  $         15,766
  Common Shares(4).........................................            967,830             967,830         1,217,950
                                                            (55,753,494 shares) (55,753,494 shares)(59,753,494 shares)
  Retained earnings........................................            894,798             894,798           894,798
                                                             -----------------   -----------------  ----------------
Total Shareholders' Equity.................................  $       1,878,394   $       1,878,394  $      2,128,514
                                                             -----------------   -----------------  ----------------
Total Capitalization.......................................  $       2,362,061   $       3,018,142  $      3,018,142
                                                             =================   =================  ================

____________

(1) Our operating bank loans consist of (i) a $350,000,000 syndicated extendable unsecured credit facility, and (ii) a $33,000,000 (US$25,000,000) revolving unsecured credit loan facility bearing interest at the bank's prime lending rate less 75 basis points. As at March 31, 2004, we were entitled to borrow a total of $383 million under these facilities.

(2) We issued US$300,000,000 of notes in May 2004. For the purposes of this table we have converted such amount based on the noon buying rate of May 25, 2004, which was US$1.00 equals $1.3763.

(3) Additionally, there are options outstanding as of March 31, 2004, to purchase 2,546,603 common shares at prices ranging from $16.30 to $65.90.

(4) Does not include 400,000 common shares which may be issued under the over-allotment option. See "Underwriting". In the event of the exercise of the over-allotment option, the operating bank loans will decrease by approximately $25.055 million, shareholders' equity will increase by approximately $25.055 million and the issued and outstanding common shares will increase by 400,000 to 60,153,494.

                          DESCRIPTION OF SHARE CAPITAL

AUTHORIZED CAPITAL

    Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of non-voting, cumulative, convertible, redeemable preferred shares ("Preferred Shares") without nominal or par value, issuable in series. As at June 30, 2004, 55,919,724 common shares are issued and outstanding and no Preferred Shares have been issued.

COMMON SHARES

    Each common share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of another class or series are entitled to vote. Each common share entitles the holder to one vote. The holders of common shares, in the discretion of the board of directors, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the Preferred Shares of any series or any other series ranking prior to the common shares as to the payment of dividends, any dividends declared and payable on the common shares. Upon any liquidation, dissolution or winding-up of Precision, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs, the holders of the common shares are entitled to share on a share-for-share basis in the distribution, except for the prior rights of the holders of the Preferred Shares of any series, or any other class ranking prior to the common shares. There are no pre-emptive or conversion rights, and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options are, or will be, fully paid and non-assessable.

    Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the BUSINESS CORPORATIONS ACT (Alberta). Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority of the vote of the shareholders voting on such matter.

    Our shareholders do not have cumulative voting rights on the election of our directors. Therefore, the holder of more than 50% of the common shares voting for the election of our directors could, if they chose to do so, elect all of the directors and, in such event, the holders of the remaining common shares would not be able to elect any director.

                        CERTAIN INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following summarizes the principal Canadian federal income tax considerations under the Tax Act generally applicable to the holding and disposition of common shares by a holder who acquires common shares in this Offering and who either (i) at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm's length with and is not affiliated with us and acquires and holds the common shares as capital property (a "Resident Holder"), or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with us, acquires and holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada (a "U.S. Holder"). Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, treat common shares, and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder, as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances. This summary assumes that the common shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the TSX and the NYSE.

    This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of common shares, an interest in which is a "tax shelter investment" for the purposes of the Tax Act or to U.S. Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

    This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof the current provisions of the Treaty, as amended, and the administrative practice of the Canada Revenue Agency ("CRA") publicly released prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

    This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the Treaty or administrative practices of the CRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. This summary is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.

    For purposes of the Tax Act, all amounts relevant in computing a holder's liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and dividends must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

TAXATION OF RESIDENT HOLDERS

DIVIDENDS

    In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the common shares will be required to be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from Canadian resident corporations. Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation's taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

DISPOSITIONS

    A disposition, or a deemed disposition, of a common share by a Resident Holder in the open market will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a common share at any particular time will be determined by averaging the cost of that common share with the adjusted cost base of all common shares of the company held as capital property at that time by the Resident Holder.

    One-half of any capital gain realized by a Resident Holder will be included in computing the Resident Holder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss may not generally be deducted against other types of income such as business or employment income. A capital loss realized by certain Resident Holders (generally corporations and corporate partnerships) may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the common shares to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to a liability for alternative minimum tax. Resident Holders should consult their own tax advisors with respect to alternative minimum tax.

TAXATION OF U.S. HOLDERS

    It is the position of the CRA that a US limited liability company ("LLC") is not a resident of the United States for purposes of the Treaty and, as such, an LLC is not entitled to the benefits of the Treaty. Holders who are LLC's should consult with their tax advisors.

DIVIDENDS

    Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the company's voting shares). If treaty protection does not apply, as in the case of an LLC, then the withholding rate is 25%.

DISPOSITIONS

    A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share in the open market, nor will capital losses arising therefrom be recognized under the Tax Act, unless the common share constitutes "taxable Canadian property" that is not "treaty-protected property" to the U.S. Holder thereof for purposes of the Tax Act.

    A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the company's issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, such shares will be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares in the open market) unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain U.S. federal income tax consequences that may be relevant to the ownership and disposition of common shares by U.S. Holders (as defined below) who purchase such shares in this offering. Except where noted, this summary deals only with common shares held as capital assets as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding common shares as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, traders in securities who elect to mark-to-market their securities, persons actually or constructively owning 10% or more of our voting stock, persons who acquired their common shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER IS MADE. U.S. HOLDERS AND PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

    As used in this section, a "U.S. Holder" of common shares means a holder that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations. If a partnership or other flow-through entity holds common shares, the U.S. federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A U.S. Holder that is a partner of the partnership or an owner of another flow-through entity holding common shares should consult its own tax advisors.

PAYMENT OF DIVIDENDS

    Unless we are treated as a passive foreign investment company, described below, the gross amount of distributions paid to a U.S. Holder of common shares (including amounts withheld to pay Canadian withholding taxes as described below) will be treated as dividend income to such U.S. Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. Provided that we are not treated as a passive foreign investment company, described below, a foreign personal holding company, or a foreign investment company, in the case of an individual U.S. Holder, such dividends will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the common shares for at least 60 days and certain other conditions are satisfied.

    To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the common shares) and any excess will be treated as capital gain. Such distributions generally will not give rise to foreign source income for foreign tax credit purposes. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

    The amount of any distribution paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

    A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for such Canadian taxes, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be "passive income" or "financial services income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

SALE OR EXCHANGE OF COMMON SHARES

    For U.S. federal income tax purposes, a U.S. Holder generally will recognize a taxable gain or loss on any sale or exchange of a common share in an amount equal to the difference (if any) between the U.S. dollar value of the amount realized for the common share and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the common share. Unless we are treated as a passive foreign investment company, described below, such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2009 of common shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

    Special, generally adverse, tax treatment applies to the stock of a passive foreign investment company. We do not believe that we are a passive foreign investment company and do not expect to become a passive foreign investment company in the future, although no assurance can be given that we will not become one. U.S. Holders should consult their tax advisors with respect to how the passive foreign investment company rules affect their tax situation.

OTHER RULES

    Certain special rules, such as the foreign personal holding company rules, the foreign investment company rules and the controlled foreign corporation rules apply under certain circumstances to stock of a non-US issuer. We believe that none of these rules currently apply to our common shares; however, this conclusion is a factual determination made annually and thus may be subject to change based on future changes in the ownership of our stock and our operations. If either of these rules apply, the tax consequences would be materially different than those described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to dividends paid on and proceeds received on the sale, exchange or redemption of the common shares that are paid within the United States or through some U.S. related financial intermediaries to U.S. Holders, and backup withholding tax, currently at a 28% rate, may apply to such amounts unless the U.S. Holder is an exempt recipient (such as a corporation) or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. In addition, a backup withholding tax may apply if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement dated July 20, 2004 (the "Underwriting Agreement") among us and each of the underwriters named below, for whom TD Securities Inc. and RBC Dominion Securities Inc. are acting as representatives, we have agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from us the number of common shares set forth opposite its name below, prior to the exercise of the over-allotment option:

                                                                     NUMBER OF
UNDERWRITER                                                        COMMON SHARES
-----------                                                        -------------
TD Securities Inc..............................................      1,231,200
RBC Dominion Securities Inc....................................        820,800
UBS Securities Canada Inc......................................        718,000
Raymond James Ltd..............................................        512,800
FirstEnergy Capital Corp.......................................        205,200
Dundee Securities Corporation..................................        102,400
GMP Securities Ltd.............................................        102,400
Jefferies & Company, Inc.......................................        102,400
Sanders Morris Harris Inc......................................        102,400
Tristone Capital Inc...........................................        102,400
                                                                     ---------
     Total.....................................................      4,000,000
                                                                     =========

    Pursuant to the Underwriting Agreement, we have agreed to sell and the underwriters have severally agreed to purchase all but not less than all of the common shares at a price of US$49.80 ($65.25) per common share, against delivery of certificates representing such shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. We have agreed to pay the underwriters a fee of US$1.992 ($2.61) per common share for their services in connection with the distribution of the common shares.

    The offering price and the fee payable to the underwriters are payable in the currency in which the common shares are sold.

    We have granted an over-allotment option to the underwriters, exercisable for up to 30 days after the date of the closing of this offering, to purchase on a PRO RATA basis up to an additional 400,000 common shares at the price to the public in U.S. or Canadian dollars less the underwriting commission.

    The obligations of the underwriters under the Underwriting Agreement may be terminated in their discretion upon the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. The underwriters, however, will take up and pay for all of the common shares if any of such common shares are purchased under the Underwriting Agreement.

    This Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The common shares will be offered in the United States and Canada through the underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates.

    We have agreed that we will not for a period of 90 days after the date of this prospectus, without the prior written consent of TD Securities Inc. and RBC Dominion Securities Inc., which consent is not to be unreasonably withheld, issue common shares or securities convertible into or exercisable or exchangeable into common shares other than: (i) the issuance of common shares in connection with the exercise of outstanding options, under our employee share option plans; (ii) the grant of options to directors, officers and employees of Precision and its subsidiaries in the ordinary course of business and in a manner consistent with current practices; and (iii) any issuance pursuant to an acquisition, merger, consolidation or amalgamation transaction involving us and any corporation or corporations acting at arm's length (as such term is used in the Tax Act) to us.

    The common shares are offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the U.S. Securities Exchange Act of 1934.

    o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    o Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    o Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

    o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or slowing a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

    In accordance with the applicable policies of several Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with this offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. These transactions, if commenced, may be discontinued at any time.

    Some of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    Two of the underwriters, TD Securities Inc. and RBC Securities Inc., are, directly or indirectly, a majority owned subsidiary of a bank that is currently a lender to us (the "Lenders") and we may be considered to be a connected issuer to each of the Lenders. We were indebted to the Lenders for approximately $63.7 million as of June 30, 2004, under our syndicated credit facility, representing approximately 6.4% of our total indebtedness as of that date. The net proceeds of the offering will primarily be applied toward repayment of the currently outstanding indebtedness that we incurred pursuant to the credit facility to finance the acquisitions of the land drilling business assets of GlobalSantaFe Corporation and all of the outstanding shares of Reeves. See "Use of Proceeds" in this prospectus supplement. We are in compliance with the terms of our credit facility and none of the banks affiliated with the underwriters were involved in the decision to distribute the common shares or in the determination of the terms of the distribution of the common shares. See "Use of Proceeds" in this prospectus supplement.

    Because more than 10% of the proceeds of this offering, not including underwriting compensation may be received by members or affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h)(2).

    The prospectus supplement and the prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial securities legislation.

                                  LEGAL MATTERS

    Certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, Canada and certain legal matters relating to Canadian law will be passed upon for the underwriters by Burnet Duckworth & Palmer LLP, Calgary, Alberta, Canada.

                                     EXPERTS

    The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the reports of KPMG LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

                          REGISTRAR AND TRANSFER AGENT

    Computershare Trust Company of Canada is the registrar and transfer agent for our common shares in Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for our common shares in the United States.

BASE SHELF PROSPECTUS

                            (PRECISION DRILLING LOGO)

                         PRECISION DRILLING CORPORATION

                                US$1,000,000,000
                                 DEBT SECURITIES
                                  COMMON SHARES

                              --------------------

We may offer for sale from time to time debt securities or common shares (collectively, the "Securities") up to an aggregate initial offering price of US$1,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

We will provide the specific terms of these Securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

                              --------------------

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE AMALGAMATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                              --------------------

May 17 , 2004

                                TABLE OF CONTENTS

About This Prospectus...............................     2
Where You Can Find More Information.................     2
Forward Looking Statements..........................     5
Risk Factors........................................     6
Precision Drilling Corporation......................     9
Use of Proceeds.....................................     9
Interest Coverage...................................     9
Description of Debt Securities......................    10
Description of Share Capital........................    22
Plan of Distribution................................    22
Certain Income Tax Considerations...................    23
Legal Matters.......................................    23
Experts.............................................    24
Documents Filed As Part Of The
  Registration Statement............................    24
Consent of KPMG LLP.................................    25


                              ABOUT THIS PROSPECTUS

         Except as set forth under "Description of Debt Securities", and unless the context requires otherwise all references in this prospectus and any prospectus supplement to "Precision", "we", "us" and "our" mean Precision Drilling Corporation and its consolidated subsidiaries and partnerships.

         In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our audited consolidated financial statements for the year ended December 31, 2003, incorporated by reference into this prospectus.

         This prospectus is part of a registration statement on Form F-10 relating to the Securities, that we filed with the U.S. Securities and Exchange Commission (the "SEC"). We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate amount of US$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading "Where You Can Find More Information". THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, CERTAIN PARTS OF WHICH ARE OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SEC. YOU MAY REFER TO THE REGISTRATION STATEMENT AND THE EXHIBITS TO THE REGISTRATION STATEMENT FOR FURTHER INFORMATION WITH RESPECT TO US AND THE SECURITIES.

                       WHERE YOU CAN FIND MORE INFORMATION

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Canada, telephone: (403) 716-4500. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Precision at the above-mentioned address and telephone number. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

         We file with the securities commission or authority in each of the provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

         You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR (www.sedar.com). Reports and other information about us are also available for inspection at the offices of the Toronto Stock Exchange.

         Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under the Canadian securities legislation and with the SEC, and which form an integral part of this prospectus:

         (a) our Annual Information Form dated April 26, 2004 (including Management's Discussion and Analysis for the year ended December 31, 2003, incorporated therein by reference);

         (b) our audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditors' report thereon;

         (c) our Management Information Circular dated April 6, 2004 relating to the annual and special meeting of our shareholders to be held on May 11, 2004, excluding those portions under the headings "Composition and Role of Compensation Committee, "Compensation Committee Report", "Common Share Performance - Toronto Stock Exchange", "Common Share Performance - New York Stock Exchange" and "Corporate Governance" (which portions shall be deemed not to be incorporated by reference in this prospectus); and

         (d) our unaudited comparative consolidated financial statements for the three months ended March 31, 2004 (including Management's Discussion and Analysis for the three months ended March 31, 2004).

         Any documents of the type referred to above (including material change reports but excluding confidential material change reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report until all of the Securities are sold.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

         Upon a new annual information form and related annual consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

         A prospectus supplement or prospectus supplements containing the specific terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the Securities issued thereunder.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                           FORWARD LOOKING STATEMENTS

         Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward looking statements typically contain statements with words such as "could", "should", "expect", "estimate", "likely", "believe", "will" and similar expressions, including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of our business and operations, including our marketshare and position in the domestic and international drilling markets; and beliefs, plans, objectives, assumptions or statements about future events or performance.

         You are cautioned not to place undue reliance on forward looking statements. By their nature, forward looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

         o general economic, business and market conditions including stock market volatility;

         o volatility of crude oil, natural gas and natural gas liquids prices;

         o        fluctuations in currency and interest rates;

         o        competition;

         o risks inherent in foreign operations, including political and economic risk;

         o risks of war, hostilities, civil insurrection and terrorist threats;

         o fluctuations in the level of oil and gas exploration and development activities;

         o fluctuations in the demand for well servicing, contract drilling, directional drilling, well logging and ancillary oilfield services;

         o technological changes and developments in the oil and gas industry;

         o        the ability of oil and gas companies to raise capital;

         o the effects of severe and seasonal weather conditions on operations and facilities;

         o the existence of operating risks inherent in well servicing, contract drilling, directional drilling, well logging and ancillary oilfield services;

         o political circumstances impeding the progress of work in any of the countries in which we do business;

         o identifying and acquiring suitable acquisition targets on reasonable terms;

         o changes in laws or regulations, including taxation, environmental and currency regulations;

         o        the lack of availability of qualified personnel or management;

         o our ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

         o our ability to make capital investments and the amounts thereof; and

         o risks associated with existing and potential future lawsuits and regulatory actions against us.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. We do not undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                  RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE SECURITIES. IF ANY EVENT ARISING FROM THESE RISKS OCCURS, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION, RESULTS OF OPERATION OR CASH FLOWS COULD BE MATERIALLY ADVERSELY AFFECTED. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM TO BE IMMATERIAL MAY ALSO MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS. CERTAIN STATEMENTS UNDER THIS CAPTION CONSTITUTE FORWARD LOOKING STATEMENTS. SEE "FORWARD LOOKING STATEMENTS."

OUR OPERATIONS ARE DEPENDENT ON THE PRICES OF OIL AND GAS A DECLINE OF EITHER OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         Our revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity have been volatile over the past few years and likely will continue to be volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond our control may also affect the supply of and demand for oil and gas and thus lead to future price volatility. We believe that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for our services and could have a material adverse effect on our revenues, cash flows and profitability. Lower oil and gas prices could also cause our customers to seek to terminate, renegotiate or fail to honour our drilling contracts; affect the fair market value of our rig fleet which in turn could trigger a writedown for accounting purposes; affect our ability to retain skilled rig personnel; and affect our ability to obtain access to capital to finance and grow our businesses. We cannot assure you that the future level of demand for our services or future conditions in the oil and gas and oilfield services industries will not decline.

WE OPERATE IN A COMPETITIVE INDUSTRY.

         The oilfield services industry in which we operate is, and will continue to be, very competitive. Contract drilling companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Most drilling and workover contracts are awarded on the basis of competitive bids, which results in price competition. Many drilling, workover and well-servicing rigs can be moved from one region to another in response to changes in levels of activity, which can result in an oversupply of rigs in an area. In many markets in which we operate, the supply of rigs exceeds the demand for rigs, resulting in further price competition.

         Certain competitors are present in more than one of the regions in which we operate, although no one competitor operates in all of these areas. In the United States there are several hundred competitors with national, regional or local rig operations. In Canada we compete with several firms of varying size. Internationally, we compete directly with various competitors at each location where we operate and some of our international competitors may be better positioned in certain markets, allowing them to compete more effectively. We cannot assure you that we will be able to continue to compete successfully or that the level of competition and pressure on pricing will not affect our margins.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTION AND CASUALTY LOSSES FOR WHICH WE MAY NOT HAVE ADEQUATE INSURANCE.

         Our operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our customers by contract for certain of these risks. To the extent that we are unable to transfer such risks to customers by contract or indemnification agreements, we seek protection through insurance. However, we cannot assure you that such insurance or indemnification agreements will adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, we cannot assure you that insurance will be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance prohibitive. This is particularly of concern in the wake of the September 11 terrorist attacks, which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals we may choose to increase our self insurance retentions (and thus assume a greater degree of risk) in order to reduce insurance premiums.

WE ARE EXPOSED TO RISKS INHERENT IN FOREIGN OPERATIONS WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         We conduct a portion of our business outside North America, including the Middle East, Africa and South America. We are subject to risks inherent in foreign operations, such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, terrorist threats, civil insurrection and other political risks; fluctuations in foreign currency and exchange controls; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies. In addition, in the international markets in which we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain. Since we derive a portion of our revenues from subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot assure you that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH WE OPERATE AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         Our operations are subject to numerous laws, regulations and guidelines governing the management, transportation and disposal of hazardous substances and other waste materials and otherwise relating to the protection of the environment and health and safety. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to our operations also authorize the recovery of natural resource damages by the government, injunctive relief and the imposition of stop, control, remediation and abandonment orders. The costs arising from compliance with such laws, regulations and guidelines may be material to us.

         The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both us and our customers. Any regulatory changes that impose additional environmental restrictions or requirements on us or our customers could adversely affect us through increased operating costs and potential decreased demand for our services.

         While we maintain liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of our policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that may be incurred by us will be covered by our insurance, or that the dollar amount of such liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, results of operations and prospects.

OUR BUSINESS IS SEASONAL AND IS INFLUENCED BY WEATHER PATTERNS.

         In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of our equipment prior to imposition of the road bans. Additionally, certain oil and gas producing areas are located in sections of the Western Canadian Sedimentary Basin that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Our financial results depend, at least in part, upon the severity and duration of the Canadian winter.

WE INCUR SIGNIFICANT EXPENDITURES ON RESEARCH AND DEVELOPMENT EFFORTS TO OFFER ADVANCED TECHNOLOGY TO OUR CUSTOMERS.

         The continued development and growth of our Technology Services segment is dependent on the success of our research and development efforts. A number of new products have been commercialized and others are progressing to that stage. Of particular note is the Rotary Steerable tool currently under development. The research and engineering team is focusing on issues related to the reliability of tool performance and increasing the mean time between physical failures.

         The Rotary Steerable tool is a key component of the new suite of down hole tools being introduced to the market by the Technology Services segment and as such is important to the continued growth of the segment's business worldwide. However, as with any research efforts, we cannot assure you that this new product will be successfully developed and marketed.

         The carrying value of Technology Services long-lived assets is reviewed annually for impairment with the assistance of independent valuation experts. The most recent review was completed in the fourth quarter of 2003 at which time it was concluded that there was no impairment of the carrying value. Should the segment's research and development efforts not be successful, assumptions with respect to the growth of the business may change such that a write-down of long-lived assets would be necessary.

WE ARE EXPOSED TO CURRENCY EXCHANGE RISK WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

         Although our financial results are reported in Canadian dollars, a portion of our sales and operating costs are denominated in U.S. dollars. In addition, we are exposed to currency exchange risk on those of our assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. While it is not our normal practice to enter into significant hedging arrangements, we may use futures and forward contracts to partially hedge against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of our currency exposure. We may, from time to time, hedge a portion of our net exchange rate exposure by way of one or more swap transactions to Canadian dollars, to the extent our management considers it reasonable to do so having regard to the then prevailing levels of our net assets denominated in U.S. dollars and our U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and we cannot assure you that such transactions will be effective in insulating us against exchange rate fluctuations.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES IN CANADA UNDER U.S. SECURITIES LAWS MAY BE LIMITED.

         We are incorporated under the laws of Canada and a substantial portion of our assets are located in Canada. Most of our directors and officers reside in Canada and most of their assets are located in Canada. It may not be possible, therefore, for you to effect service of process within the United States upon us or our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, you may not be able to secure judgment against us or our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

                         PRECISION DRILLING CORPORATION

         We provide oilfield and industrial services to customers in Canada, the United States and other international regions. Our principal business is the provision of land drilling services to oil and gas exploration and production companies. We are the leading provider in Canada of land drilling services based on the number of wells and metres drilled. Additionally, we provide the following: well service rigs and hydraulic well assist snubbing units; procurement and distribution of oilfield supplies; camp and catering services; manufacture, sale and repair of drilling equipment; open hole logging, cased hole logging and completion services, slickline services, directional drilling services; measurement-while-drilling and logging-while-drilling services; the manufacture, rental and sale of polycrystalline diamond compact drill bits; controlled pressure drilling services and well testing services; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and we also provide industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers.

         We have grown primarily through a series of acquisitions of related businesses as well as reinvestment in our core business to become the largest Canadian integrated oilfield service contractor. We have reinvested cash flow from operations to grow our service and product offerings.

         Our principal executive and registered offices are located at 4200, 150
- 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7.

                                 USE OF PROCEEDS

         Unless otherwise indicated in the applicable prospectus supplement relating to an offering of Securities, we will use the net proceeds we receive from the sale of Securities for general corporate purposes relating to our operations in North America, South America and Europe that may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

                                INTEREST COVERAGE

         The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2003 and March 31, 2004, based on audited, in the case of December 31, 2003, and unaudited, in the case of March 31, 2004, financial information. The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

                                                        DECEMBER 31,   MARCH 31,
                                                           2003          2004
                                                       ------------  -----------
Interest coverage on long-term debt:
   Earnings........................................... 8.07 times     9.47 times
   Cash flow.......................................... 9.79 times    13.31 times

         Interest coverage on long-term debt on an earnings basis is equal to earnings before interest and income tax expense divided by interest expense. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and current income tax expense divided by interest expense. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt.

                         DESCRIPTION OF DEBT SECURITIES

         In this section, "we", "us", "our" or "Precision" refers only to Precision Drilling Corporation and not any of its subsidiaries or interests in partnerships and other entities. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to the series and the description of the debt securities set forth in this prospectus.

         The debt securities will be issued under an indenture (the "Indenture") to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

         The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined in this summary, you should refer to the Indenture. Whenever we refer in this summary to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of debt securities.

         We may from time to time issue debt securities and incur additional indebtedness other than through an offering of debt securities under this prospectus.

GENERAL

         The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and United States Federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$1,000,000,000 or the equivalent in a foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

         The applicable prospectus supplement will describe the specific terms of the debt securities being offered and may include, but is not limited to, any of the following:

         o the title and the aggregate principal amount of the debt securities;

         o any limit on the aggregate principal amount of the debt securities of such series;

         o the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

         o the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest on the debt securities in registered form, or the method by which such date or dates will be determined;

         o the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

         o the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

         o the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency in which the debt securities are payable;

         o the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

         o if payment of the debt securities will be guaranteed by any other person;

         o the extent and manner, if any, in which payment on or in respect of the debt securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

         o if the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

         o any applicable Canadian and U.S. federal income tax consequences;

         o the terms and conditions of any sinking fund or analogous provisions;

         o if the debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

         o if the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

         o if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US$1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

         o if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

         o any index formula or other method used to determine the amount of payments of principal of, and premium, if any, or interest, if any, on the debt securities;

         o whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

         o any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

         Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we experience a change in control.

RANKING AND OTHER INDEBTEDNESS

         Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our subsidiaries' and partnerships' then existing liabilities, including trade payables and other indebtedness.

DEBT SECURITIES IN GLOBAL FORM

         Unless otherwise indicated in a prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to any series or portion of a series of the debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

         Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

         So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

         The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

         Any payments of principal, and premium, if any, and interest, if any, on a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

         If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for the global security representing such series of debt securities.

DEBT SECURITIES IN DEFINITIVE FORM

         If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

         Unless otherwise indicated in a prospectus supplement, payment of principal, and premium, if any, and interest on any debt securities in definitive form will be made at the office or agency of the Trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006, or at our option we can pay principal and any premium and interest on the debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the debt securities of a particular series.

COVENANTS

LIMITATION ON LIENS

         The Indenture includes a covenant of Precision to the effect that, so long as any debt securities are outstanding and subject to the provisions of the Indenture, Precision will not, and will not permit any Restricted Subsidiary to, create, incur, assume or otherwise have outstanding any Security Interest in, on or over any of its or their interest in any property, present or future, securing any Indebtedness of any person, other than Permitted Encumbrances, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness for so long as such Indebtedness is so secured.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

         The Indenture includes a covenant of Precision to the effect that it may not in a single transaction or a series of transactions consolidate or amalgamate with or merge with or into or enter into any statutory arrangement with any other corporation, or, directly or indirectly, convey, transfer, sell, lease or otherwise dispose of all or substantially all of its property to any person, unless:

         o the entity formed by or continuing from such consolidation or amalgamation or into which Precision is merged or with which Precision enters into such arrangement, or the person which acquires or leases all or substantially all of Precision's property, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other jurisdiction, PROVIDED THAT, if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "Description of Debt Securities--Additional Amounts", below and submits to the jurisdiction of U.S. federal and state courts in the manner and to the extent provided in the Indenture;

         o the successor entity expressly assumes or assumes by operation of law all of Precision's obligations under the debt securities and under the Indenture;

         o immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

         o an officer's certificate and legal opinion covering such conditions will be delivered to the Trustee.

         If, as a result of any such transaction, any property of Precision or any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing the debt securities, Precision or such Restricted Subsidiary, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

         "CAPITAL LEASE OBLIGATION" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of property which is required to be classified and accounted for as a capital lease on the consolidated balance sheet of such person in accordance with GAAP.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:


         o all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         o all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

         o appropriate adjustments on account of minority interests of other persons holding shares of the subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

         "CURRENT ASSETS" means current assets as determined in accordance with GAAP.

         "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations (entered into for risk management and not for speculative purposes) arising under:

         o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

         "GAAP" means generally accepted accounting principles in Canada in effect from time to time, unless Precision's most recent audited or quarterly unaudited financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

         "INDEBTEDNESS" means liability for money borrowed or accrued and unpaid interest thereon, obligations for payment of money under any Capital Lease Obligation and any guarantees (without duplication);

         "ISSUE DATE" means the date that any series of debt securities is first issued under the Indenture.

         "NON-RECOURSE DEBT" means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refundings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse;

         "PERMITTED ENCUMBRANCES" means:

         o        any Security Interest existing as of the Issue Date;

         o any Security Interest to secure a Purchase Money Obligation, provided that the Security Interest does not extend to any property other than the property acquired, constructed or improved;

         o any Security Interest existing on the property of any person immediately prior to the time that (i) such person becomes a Restricted Subsidiary, or (ii) such person is merged with or into, liquidated into, or amalgamated or consolidated with Precision or a Restricted Subsidiary, PROVIDED that such Security Interest was not incurred in anticipation of such person becoming a Restricted Subsidiary or of such merger, liquidation, amalgamation or consolidation, and PROVIDED FURTHER that such Security Interest does not extend to any property other than the property of such person secured by such Security Interest immediately prior to the time that such person becomes a Restricted Subsidiary or the time of such merger, liquidation, amalgamation or consolidation;

         o any Security Interest existing on property at the time of acquisition (including by way of lease) by Precision or a Restricted Subsidiary, provided that such Security Interest was not incurred in anticipation of the financing of such acquisition;

         o any Security Interest on property acquired by Precision or a Restricted Subsidiary after the Issue Date given in connection with a Capital Lease Obligation;

         o any Security Interest in favour of Precision or any Restricted Subsidiary;

         o any Security Interest in Current Assets given to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such Indebtedness is incurred;

         o any Security Interest granted in connection with Financial Instrument Obligations;

         o any Security Interest on cash or securities deposited with a trustee or collateral agent to defease Indebtedness secured by such Security Interest;

         o any Security Interest referred to in the foregoing clauses or this clause securing any extension, renewal, alteration or replacement of all or part of any Indebtedness secured by such Security Interest, PROVIDED THAT:

                  o the principal amount of such Indebtedness is not increased by an amount exceeding the cost of such extension, renewal, alteration or replacement, including but not limited to all fees and expenses incurred in connection therewith; and

                  o the Security Interest is limited to all or part of the property which secured the Indebtedness prior to it being extended, renewed, altered or replaced, plus improvements on such property and the proceeds thereof and all rights associated therewith; and

         o any Security Interest that would otherwise be prohibited, provided that the aggregate of all Indebtedness outstanding and secured under this clause does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

         "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;

         "PURCHASE MONEY OBLIGATION" means any Indebtedness incurred in respect of, and not exceeding, the cost of acquisition of any property or of the cost of construction or improvements (but not costs of refurbishment) of any property acquired, constructed or improved after the Issue Date, which Indebtedness existed at the time of acquisition or was created, issued, incurred, assumed or guaranteed contemporaneously with the acquisition, construction or improvement or within 180 days after the completion thereof;

         "RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of Precision; provided, however, such term shall not include a Subsidiary of Precision if the amount of Precision's share of shareholders' equity of such Subsidiary constitutes, at the time of determination, less than 2% of Precision's Consolidated Net Tangible Assets;

         "SECURITY INTEREST" means with respect to any property, any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, easement, preference, priority, title retention agreement or other security interest of any kind or nature whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest that may be deemed to arise solely as a result of entering into an agreement not in violation of the Indenture to sell or otherwise transfer property.

         "SHAREHOLDERS' EQUITY" means shareholders' equity of Precision as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Precision and computed in accordance with GAAP.

         "SIGNIFICANT SUBSIDIARY" means a Restricted Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

         "SUBSIDIARY" means any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by Precision or by one or more Subsidiaries of Precision, or by Precision and one or more Subsidiaries of Precision. "VOTING SHARES" means shares of any class of a corporation which ordinarily have the right to vote for the election of the directors of such corporation, PROVIDED THAT, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

ADDITIONAL AMOUNTS

         Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         o with which we do not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

         o which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

         o which is subject to such Canadian Taxes by reason of the holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

         o which by reason of the legal nature of the holder of the debt securities is disentitled to the benefit of an applicable treaty.

         We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

         We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts that have previously been made by us, of:

         o any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

         o any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

         o any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

         At least 15 days prior to each date on which any payment under or with respect to any of the debt securities is due and payable, if we are aware that we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal, and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein affecting taxation, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series.

         In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

         Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies (which may be electronic copies) of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

         In the event that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to furnish to the Trustee:

         o within the time periods required for the filing of annual information forms and annual financial statements (or similar annual filings) by the Canadian securities regulatory authorities, the information required to be contained in annual reports on Form 40-F (or any successor form); and

         o within the time periods for filing interim reports by the Canadian securities regulatory authorities, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; PROVIDED, HOWEVER, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

         The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

         o default in the payment of the principal of, or premium, if any, on, any debt security when it becomes due and payable;

         o default in the payment of any interest on any debt security, when it becomes due and payable, and continuance of such default for a period of 30 days;

         o default in the performance, or breach, of any covenant or warranty in the Indenture, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

         o default in the performance of any covenant of Precision or any Restricted Subsidiary contained in any instrument (other than the Indenture) under which Indebtedness (other than Non-Recourse Debt) is created or issued if such Indebtedness has an outstanding principal amount in excess of the greater of US$40 million and 2.5% of Shareholders' Equity at the time of default and the holders of such Indebtedness, or a trustee, if any, for those holders, declare such Indebtedness to be due and payable prior to the stated maturity of such Indebtedness, and such acceleration shall not be rescinded or annulled, or such default shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated Indebtedness within a period of seven days after such Indebtedness has been accelerated (or, if such acceleration is the result of an event of default which is not related to the failure to pay principal or interest, within 30 days after such Indebtedness has been accelerated);

         o certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process relating to Precision or any Significant Subsidiary of Precision, as described in the Indenture; or

         o any other events of default provided with respect to debt securities of that series.

         If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of all outstanding debt securities affected by such event of default, declare the principal of, and premium, if any, on, all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities, to be immediately due and payable.

         The indenture governing our 6.85% Debentures due June 2007 and our 7.65% Debentures due October 2010 provides that an event of default shall have occurred with respect to such debentures if there is a default by us or by a material subsidiary of ours in respect of any indebtedness for borrowed money in excess of $20 million if such default consists of a failure to pay the indebtedness when due or results in the acceleration of such indebtedness. Since the similar event of default described in the fourth bullet point in the above paragraph provides for an event of default with respect to the debt securities only if there is a default with respect to other

Indebtedness having a principal amount in excess of the greater of US$40 million or 2.5% of Shareholders' Equity, it is possible that holders of such debentures could accelerate payment of those debentures as a result of a default in other indebtedness while the holders of the debt securities would not be entitled to accelerate payment of the debt securities.

         Subject to certain conditions contained in the Indenture, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. Subject to certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

         o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

         o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

         o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

         However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

         The Indenture requires that we annually furnish to the Trustee a statement by certain of our officers as to whether or not Precision, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

DEFEASANCE

         Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States stating that Precision has received from, or there has been published by, the Internal Revenue Service a ruling or, since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

         We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

         The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

         o change the stated maturity of the principal of, or extend the scheduled time of payment of any instalment of interest, if any, on any debt security;

         o reduce the principal amount of, or premium, if any, or interest rate, if any, on any debt security;

         o        change the place of payment;

         o change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with provisions of the Indenture or for waiver of defaults; or

         o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

         The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

         The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency that, in each case, does not materially adversely affect the rights of any holder of such debt securities.

RESIGNATION OF TRUSTEE

         The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

GOVERNING LAW

         Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO JURISDICTION AND SERVICE

         Under the Indenture, we have irrevocably appointed CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of such courts.

ENFORCEABILITY OF JUDGMENTS

         Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

         We have been informed by Borden Ladner Gervais LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment IN PERSONAM of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada);

(iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the CRIMINAL CODE (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. We have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

                          DESCRIPTION OF SHARE CAPITAL

AUTHORIZED CAPITAL

         Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of non-voting, cumulative, convertible, redeemable preferred shares ("Preferred Shares") without nominal or par value, issuable in series. As at April 30, 2004, 55,897,119 common shares are issued and outstanding and no Preferred Shares have been issued.

COMMON SHARES

         Each common share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of another class or series are entitled to vote. Each common share entitles the holder to one vote. The holders of common shares, in the discretion of the board of directors, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the Preferred Shares of any series or any other series ranking prior to the common shares as to the payment of dividends, any dividends declared and payable on the common shares. Upon any liquidation, dissolution or winding-up of Precision, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs, the holders of the common shares are entitled to share on a share-for-share basis in the distribution, except for the prior rights of the holders of the Preferred Share of any series, or any other class ranking prior to the common shares. There are no pre-emptive or conversion rights, and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options are, or will be, fully paid and non-assessable.

         Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the BUSINESS CORPORATIONS ACT (Alberta). Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority of the vote of the shareholders voting on such matter.

         Our shareholders do not have cumulative voting rights on the election of our directors. Therefore, the holder of more than 50% of the common shares voting for the election of our directors could, if they chose to do so, elect all of the directors and, in such event, the holders of the remaining common shares would not be able to elect any director.

                              PLAN OF DISTRIBUTION

         We may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents. These Securities may be sold in Canada, the United States and elsewhere where permitted by law.

         The distribution of Securities of any series may be effected from time to time in one or more transactions:

         o        at a fixed price or prices, which may be changed;

         o        at market prices prevailing at the time of sale; or

         o at prices related to such prevailing market prices to be negotiated with purchasers.

         In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

         The prospectus supplement will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

         Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

         Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

                        CERTAIN INCOME TAX CONSIDERATIONS

         The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of acquiring any Securities offered thereunder, including to the extent applicable, whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

         The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

                                  LEGAL MATTERS

         Unless otherwise specified in the prospectus supplement certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters relating to Canadian law will be passed upon for any underwriters, dealers or agents by Burnet Duckworth & Palmer LLP, Calgary, Alberta, Canada. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, Canada.

         The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of any class of Precision's securities.

                                     EXPERTS

         The audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the reports of KPMG LLP, Chartered Accountants, given on the authority of said firm, as experts in auditing and accounting.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

         o the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

         o U.S. GAAP Reconciliation for our unaudited comparative consolidated financial statements for the three months ended March 31, 2004;

         o        the consent of our accountants, KPMG LLP;

         o        the consent of our counsel, Borden Ladner Gervais LLP;

         o        powers of attorney from our directors and officers;

         o        the form of trust indenture relating to the debt securities;

         o        the statement of eligibility of the trustee on Form T- 1; and

         o        interest coverage ratios.

                               CONSENT OF KPMG LLP

         We have read the short form base shelf prospectus of Precision Drilling Corporation (the "Corporation") dated May 17, 2004 relating to the offer for sale from time to time of up to US$1,000,000,000 of debt securities or common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2003. Our report is dated February 10, 2004.



"KPMG LLP"
Chartered Accountants
May 17, 2004

                                 US$199,200,000

                         PRECISION DRILLING CORPORATION

                             4,000,000 COMMON SHARES

                            (PRECISION DRILLING LOGO)

                          ____________________________

                              PROSPECTUS SUPPLEMENT

                                  JULY 20, 2004
                          ____________________________


                                ________________

                                  TD SECURITIES
                               RBC CAPITAL MARKETS
                                ________________

                                       UBS
                                ________________

                                  RAYMOND JAMES
                                ________________

                            FIRSTENERGY CAPITAL CORP.
                                ________________

                          DUNDEE SECURITIES CORPORATION
                               GMP SECURITIES LTD.
                            JEFFERIES & COMPANY, INC.
                              SANDERS MORRIS HARRIS
                              TRISTONE CAPITAL INC.